UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35344

LRR Energy, L.P.

(Exact Name of Registrant as Specified in Charter)

5847 San Felipe, Suite 3000

Houston, Texas 77057

(832) 327-2255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, LRR Energy, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 16, 2015	VANGUARD OPERATING, LLC
as successor-by-merger to LRR Energy, L.P.

	By:	/s/ Scott W. Smith
Name: Scott W. Smith
Title: President and Chief Executive Officer